BriaCell Therapeutics Corp.

Suite 300 – 235 West 15th Street

West Vancouver, BC V7T 2X1

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Irene Paik, Joseph McCann, Franklin Wyman and Lisa Vanjoske

November 27, 2019

Re:	BriaCell Therapeutics Corp.
Amendment No. 1 to Registration Statement on Form F-1 Filed on November 12, 2019
File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby responding to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 22, 2019, with respect to the above referenced filing with the Commission by the Company.  For ease of review, we have set forth below the Staff’s comment in italics, followed by the Company’s responses.

Prospectus Summary

Phase I/IIA Combination Study of BRIA-IMT™ with KEYTRUDA®..., page 9

1.

We note your revisions in response to our prior comment 2. However, your disclosure in this section suggests that you are continuing your development work of a combination therapy with Keytruda. Please substantially revise this section to provide proper context regarding your Phase I/IIa combination studies with Keytruda, including but not limited to: (i) removing the graphic on page 10 and providing a brief narrative description of the combination studies conducted to date to the extent you plan to use this data in your Biologics License Application; (ii) limiting your disclosure regarding the substantial benefits of Keytruda to the extent you are not pursuing approval of this combination; (iii) explaining that you do not have an agreement with Merck for the supply of Keytruda and (iv) disclosing that you have discontinued studying the combination of Bria-

IMT™ with Keytruda.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the F-1 on pages 10, 46, 52, 64 and 67 to respond to the comment.

Please do not hesitate to contact the undersigned with any questions or comments regarding this correspondence.

Sincerely,

/s/ William V. Williams
William V. Williams

cc: (via email)

Jamieson Bondarenko

Gadi Levin

Gregory Sichenzia, Esq.

Avital Perlman, Esq.

Aaron Sonshine

Virgil Z. Hlus